UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Information to be Included in Statements Filed
Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

KOMAG, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

500453 20 4

(CUSIP Number)

April 12, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500453 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JDS Capital, L.P. I.R.S # 13-4189233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,927,658

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,927,658

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,927,658

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.01%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 500453 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&G, LLC I.R.S. # 14-1856983

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 96,410

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 96,410

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,410

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.35%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 500453 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JDS Capital Management, LLC I.R.S. # 13-3918633

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,927,658

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,927,658

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,927,658

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.01%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 500453 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph D. Samberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 547,058

	6.	Shared Voting Power 2,024,068

	7.	Sole Dispositive Power 547,058

	8.	Shared Dispositive Power 2,024,068

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,571,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.35%

12.	Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE: This Amendment No. 1 to Schedule 13G amends the original Statement on Schedule 13G filed by certain of the Reporting Persons (as defined below) and certain other parties on July 15, 2002 pursuant to Rule 13d-1(c). This Amendment No. 1 to Schedule 13G is filed by: (i) JDS Capital, L.P., a Delaware limited partnership; (ii) J&G, LLC, a Delaware limited liability company; (iii) JDS Capital Management, LLC, a Delaware limited liability company and the general partner of JDS Capital L.P.; and (iv) Joseph D. Samberg, the Managing Member of each of JDS Capital Management, LLC and J&G, LLC (collectively, the “Reporting Persons”).

Item 1.
	(a)	Name of Issuer Komag, Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 1710 Automation Parkway, San Jose, California 95131

Item 2.
	(a)	Name of Person Filing JDS Capital L.P. J&G, LLC JDS Capital Management, LLC Joseph D. Samberg
	(b)	Address of Principal Business Office or, if none, Residence Address of principal business office of each of the Reporting Persons is: 780 Third Avenue, 45th Floor, New York, NY 10017.
(c)

Citizenship

JDS Capital L.P. is a Delaware limited partnership; J&G, LLC and JDS Capital Management, LLC are Delaware limited liability companies; and Joseph D. Samberg is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 500453 20 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

As of April 12, 2004, in the aggregate, the Reporting Persons may be deemed to beneficially own 2,571,126 shares of Common Stock.

Of the aforesaid 2,571,126 shares, JDS Capital L.P. directly beneficially owns 1,927,658 shares of Common Stock, J&G, LLC directly beneficially owns 96,410 shares of Common Stock and Joseph D. Samberg directly beneficially owns 547,058 shares of Common Stock.

JDS Capital Management, LLC (as the general partner of JDS Capital L.P.) and Joseph D. Samberg (as the Managing Member of JDS Capital Management, LLC) may be deemed to be the beneficial owners of the shares belonging to JDS Capital L.P.  However, JDS Capital Management, LLC and Joseph D. Samberg disclaim beneficial ownership of these shares, except for their indirect pecuniary interest therein. Joseph D. Samberg (as the Managing Member of J&G, LLC) may be deemed to be the beneficial owner of the shares belonging to J&G, LLC.  However, Joseph D. Samberg disclaims beneficial ownership of these shares, except for his indirect pecuniary interest therein.

(b)	Percent of class:

The percentages were calculated based on the assumption that 27,501,204 shares of Common Stock were outstanding as of March 22, 2004 (as reported by the Issuer in its Proxy Statement filed with the SEC on April 5, 2004).

As of April 12, 2004, in the aggregate, the Reporting Persons may be deemed to beneficially own 9.35% of the total outstanding shares of Common Stock.

As of April 12, 2004, JDS Capital L.P. directly beneficially owns 7.01% of the total outstanding shares of Common Stock, J&G, LLC directly beneficially owns 0.35% of the total outstanding shares of Common Stock and Joseph D. Samberg directly beneficially owns 1.99% of the total outstanding shares of Common Stock.

JDS Capital Management, LLC (as the general partner of JDS Capital L.P.) may be deemed to be the beneficial owner of the shares belonging to JDS Capital L.P., and therefore to own 7.01% of the total outstanding shares of Common Stock. However, JDS Capital Management, LLC disclaims beneficial ownership of the shares belonging to JDS Capital L.P. (except for its indirect pecuniary interest therein). Joseph D. Samberg (as the managing member of each of JDS Capital Management, LLC and J&G, LLC) may be deemed to be the beneficial owner of the shares belonging to JDS Capital L.P. and J&G, LLC, and therefore to own 9.35% of the total outstanding shares of Common Stock. However, Joseph D. Samberg disclaims beneficial ownership of the shares belonging to JDS Capital L.P. and J&G, LLC (except for his indirect pecuniary interest therein).

(c)	Number of shares as to which the person has: JDS CAPITAL L.P.
	(i)	Sole power to vote or to direct the vote 0.
	(ii)	Shared power to vote or to direct the vote 1,927,658.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 1,927,658.
(c)	Number of shares as to which the person has: JDS CAPITAL MANAGEMENT, LLC
	(i)	Sole power to vote or to direct the vote 0.
	(ii)	Shared power to vote or to direct the vote 1,927,658.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 1,927,658.

(c)	Number of shares as to which the person has: J&G, LLC
	(i)	Sole power to vote or to direct the vote 0.
	(ii)	Shared power to vote or to direct the vote 96,410.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 96,410.
(c)	Number of shares as to which the person has: JOSEPH D. SAMBERG
	(i)	Sole power to vote or to direct the vote 547,058.
	(ii)	Shared power to vote or to direct the vote 2,024,068.
	(iii)	Sole power to dispose or to direct the disposition of 547,058.
	(iv)	Shared power to dispose or to direct the disposition of 2,024,068.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit A.

Item 9.	Notice of Dissolution of Group
NOT APPLICABLE

Item 10.	Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2004.

JDS CAPITAL, L.P.
By: JDS Capital Management, LLC,
its general partner

By:	/s/ Joseph D.Samberg
Name: Joseph D. Samberg
Title: Managing Member

JDS CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D.Samberg
Name: Joseph D. Samberg
Title: Managing Member

J&G, LLC

By:	/s/ Joseph D.Samberg
Name: Joseph D. Samberg
Title: Managing Member

/s/ Joseph D.Samberg
JOSEPH D. SAMBERG

Exhibit A

JDS Capital L.P.

JDS Capital Management, LLC

J&G, LLC

Joseph D. Samberg